Exhibit 1

ELBIT VISION SYSTEMS LTD.

FOR IMMEDIATE RELEASE

ELBIT VISION SYSTEMS SHAREHOLDERS APPROVE
APPOINTMENT OF NEW EXTERNAL DIRECTOR

Kadima, Israel April 26, 2007 – Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) today announced that at the meeting of its shareholders on April 19, 2007, the shareholders approved the appointment of Mr. David Schwartz as an external director to the Company’s board of directors, for a term of three years.

The shareholders also approved the grant of 30,000 options to each of Mr. David Schwartz and Mr. Yuval Berman (the Company’s currently serving external director).

Commenting on the appointment, Mr. David Gal EVS’ Chairman said: “We would like to welcome Mr. David Schwartz as a member of our board of directors. Mr. Schwartz has very many years of experience in management and industry and we look forward to tapping into his wealth of experience over the next three years. We would also like to thank the Company’s out-going external director Mr. Zahi Dekel whose statutory 3 year term ended this year, for all of his excellent work on the board of directors and wish him well in all his future endeavours.”

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic in-line inspection and quality monitoring systems used to improve product quality and increase production efficiency. The Company’s Industrial Division provides automatic optical inspection (AOI) and non-destructive ultrasound inspection systems for heavy manufacturing (automotive, aeronautics, steel and others). EVS maintains headquarters and manufacturing in Israel, R&D operations in Israel, and offers global sales and support coverage.

Safe Harbor:
This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.evs.co.il

Contact:

Yaron Menashe, CFO
Phone: +972-9-8661-601 Email: yaron@evs.co.il